

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 2, 2010

By U.S. Mail and Facsimile to: (727) 726-2140

Ralph T. Finkenbrink
Senior Vice President and Chief Financial Officer
Nicholas Financial, Inc.
2454 McMullen Booth Road, Building C
Clearwater, FL 33759

> **Re: Nicholas Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Form 8-K filed January 12, 2010**
> **File No. 000-26680**

Dear Mr. Finkenbrink:

      We have reviewed your filings and your response letter dated February 12, 2010 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Item 6. Exhibits

1.   We note your response to prior comment 8 in our letter dated January 29, 2010
        and we note that you have filed your new credit facility as an exhibit to your most
        recent Form 10-Q. However, it appears that you have omitted the schedules to the
        credit facility. Please amend your form 10-Q to refile the credit facility in its
        entirety.

Closing Comments

        As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in
        the filing;

    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing;
        and

    •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of
        the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel